Exhibit 99.1

Aurinia Releases Additional 48-Week Data from the AURA-LV Study During Late-Breaking Session at the National Kidney Foundation 2017 Spring Clinical Meetings

-Continued improvements in renal and extra-renal outcomes

-100% of patients in complete remission at week 24 stay in complete remission at week 48 while on low-dose voclosporin

-Renal function remained stable across both voclosporin groups

-Live webcast at 6:15pm ET

VICTORIA, British Columbia--(BUSINESS WIRE)--April 20, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) a clinical stage biopharmaceutical company focused on the global immunology market, today announced additional 48-week results from its global Phase IIb AURA-LV (AURA) study in lupus nephritis (LN) during the National Kidney Foundation 2017 Spring Clinical Meetings in Orlando, FL. In addition to the trial meeting its complete and partial remission (“CR”/”PR”) endpoints at 48 weeks, all pre-specified secondary endpoints that have been analyzed to date were also met at 48 weeks. These pre-specified endpoints include: time to CR and PR (speed of remission); reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in urine protein creatinine ratio (UPCR) over the 48-week treatment period. The data were presented during the late-breaking session by lead author Dr. Samir Parikh, a clinical investigator for the study and Assistant Professor of Clinical Nephrology at the Ohio State University.

Each arm of the study included the current standard of care of mycophenolate mofetil (MMF) as background therapy and a forced steroid taper. Both doses of voclosporin at 48 weeks demonstrated continued improvement over the control group across multiple dimensions. Notably, the voclosporin groups demonstrated statistically significantly improved speed and rates of CR and PR. Of the patients that achieved CR at 24 weeks, in the low-dose voclosporin group, 100% remained in CR at 48 weeks, which demonstrates durability of clinical response. Proteinuria levels and reduction in SLEDAI scores, which include non-renal measures of lupus activity, also continued to significantly separate over time versus the control group. Additional analyses are ongoing and will be presented at future medical and scientific meetings.

No unexpected safety signals were observed and voclosporin was generally well-tolerated, with the nature of adverse events consistent with what is expected of patients suffering from highly active LN while undergoing immunomodulation-based therapy. In the voclosporin arms, the renal function as measured by eGFR was stable and not significantly different from the control arm during the 48-week treatment period. Mean blood pressure was also similar between all treatment groups.

“The most exciting aspect of this data is that voclosporin is the first treatment candidate to successfully meet all of its clinical endpoints in a global, prospective LN trial,” said Dr. Samir Parikh, a clinical investigator for the study and Assistant Professor, Clinical Nephrology at the Ohio State University. “Voclosporin, when added to standard of care, achieved the highest complete remission rate of any global, active LN trial, and this was accomplished with extremely low-dose steroid exposure. The possibility of achieving a better clinical response while avoiding the significant side effects associated with prolonged exposure to high dose steroids has the potential to be a game-changer in the management of LN."

“We are pleased by the recognition of the medical and scientific communities of the AURA study results. Beyond the remission rates we’ve shown with voclosporin, the significant improvement in SLEDAI scores points towards a durable, immunological effect on a broad range of clinically meaningful lupus outcomes,” said Neil Solomons, MD, Aurinia’s Chief Medical Officer. “This data provides us with tremendous confidence that we can execute a successful Phase III program and make a meaningful impact on patients’ lives.”

The 24 and 48-week efficacy results are summarized below:

Endpoint	Treatment	24 weeks	P-value*	48 weeks	P-value*
Complete Remission (CR)	23.7mg VCS BID	33%	p=.045	49%	p<.001
	39.5mg VCS BID	27%	p=.204	40%	p=.026
	Control Arm	19%	NA	24%	NA
Partial Remission (PR)	23.7mg VCS BID	70%	p=.007	69%	p=.007
	39.5mg VCS BID	66%	p=.024	72%	p=.002
	Control Arm	49%	NA	48%	NA
Time to CR (TTCR) [median]	23.7mg VCS BID	19.7 weeks	p<.001	19.7 weeks	p<.001
	39.5mg VCS BID	23.4 weeks	p=.001	23.4 weeks	p<.001
	Control Arm	NA	NA	NA	NA
Time to PR (TTPR) [median]	23.7mg VCS BID	4.1 weeks	p=.002	4.3 weeks	p=.005
	39.5mg VCS BID	4.4 weeks	P=.003	4.4 weeks	p=.002
	Control Arm	6.6 weeks	NA	6.6 weeks	NA
SLEDAI Reduction (non-renal lupus)	23.7mg VCS BID	-6.3	p=.003	-7.9	p<.001
	39.5mg VCS BID	-7.1	p=.003	-8.3	p<.001
	Control Arm	-4.5	NA	-5.3	NA
Reduction in UPCR	23.7mg VCS BID	-3.769 mg/mg	p<.001	-3.998 mg/mg	p<.001
	39.5mg VCS BID	-2.792 mg/mg	p=.006	-2.993 mg/mg	p=.008
	Control Arm	-2.216 mg/mg	NA	-2.384 mg/mg	NA

*All p-values are vs control

Webcast Details
Aurinia will host a webcast today, April 20, 2017 at 6:15pm Eastern Daylight Time. A live webcast of the event, with slides, will be available on the Investors section of the Company’s website at http://ir.auriniapharma.com/ir-calendar.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia’s ability to execute a successful Phase III program and voclosporin potentially shifting the treatment paradigm for LN, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 917-826-2664
Christopher.hippolyte@inventivhealth.com